Eugene Trowbridge, CCIM

Partner

________________

 Jillian Sidoti, CCIM

Partner

________________

 Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

________________

________________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

 Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

August 1, 2018 Via EDGAR Ms. Jennifer Gowetski Special Counsel United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re:	Cardone Equity Fund V, LLC (the “Company”)
Amendment No. 1 of Form 1-A
File No. 024-10865

Ms. Gowetski,

On behalf of Cardone Equity Fund V, LLC (the “Company”), set forth is our response to the comments raised by the Staff of Securities and Exchange Commission (the “Commission”) in its letter dated July 30, 2018 regarding the Company’s filing on Form 1-A. For the Commission’s convenience, the Company has provided the text of the comment with the response immediately following.

General

1. You state on page 21 that, subject to Rule 255 of the Securities Act of 1933 and corresponding state regulations, you are permitted to generally solicit investors by using advertising mediums, such as print, radio, TV and the Internet. We note the references to Cardone Equity Fund V on the website of Cardone Capital, your manager. See http://cardonecapital.com/investments/. We further note your videos regarding investing in Cardone Capital. See http://www.youtube.com/watch?v=4K0pWt8WwrI. Please provide your analysis as to how these communications comply with Regulation A and Section 5 under the Securities Act.

Company Response

The Company has provided a link to the Preliminary Offering Circular on its site. It will continue to update this link as it updates its Preliminary Offering Circular.

The Company has added the following information to their website:

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Securities Exchange Commission

Cardone Equity Fund V, LLC

August 1, 2018

The above referenced video was made prior to contemplation of the Regulation A offering and leads the viewer to purchasing a book. This is not a solicitation of interest for investment in any particular offering. Cardone Capital has other offerings which are compliant with Rule 506(c) of Regulation D.

The Company looks to comply with Rule 255 and Section 5 of Regulation A. If the Commission feels that the Company should add additional disclaimers and notices in other locations, please advise.

2. We note your disclosure on page 17 and throughout the offering statement that references your strategy to pay a monthly distribution to investors that will result in a positive return on investment. We further note you have commenced only limited operations, have not paid any distributions to date and do not appear to have a basis for such return. Please revise to remove this disclosure throughout the offering statement.

Company Response

We have removed the references on pages 17, 26, and 32.

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Securities Exchange Commission

Cardone Equity Fund V, LLC

August 1, 2018

3. We note section 13 of your operating agreement regarding the internal dispute resolution procedure and mandatory arbitration. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes once the internal dispute resolution procedures are followed and describe how you intend the tiered approach to work in practice. Please revise your offering statement to describe this provision and add risk factor disclosure regarding how this provision will impact holders of your Class A interests. Please address, without limitation, how this provision may impact the rights of Class A interest holders, the reasons for adopting the provision, and any questions as to enforceability of this provision under federal law and the laws of the State of Delaware. In addition, please revise to:

Company Response

The Company Operating Agreement contains a dispute resolution agreement. Litigation could require diversion of Company Profits to pay attorney’s fees or could tie up Company funds necessary for operation of the Company, impacting the profitability of the investment for all Members. The only way to prevent such needless expense is to have a comprehensive Internal Dispute Resolution Procedure (Procedure) in place, to which each of the Members have specifically agreed in advance of membership in the Company. The Company compels Members to attempt mediation followed by arbitration.

To this end, the Company has provided the following additional risk factor:

ADDITIONAL RISK FACTOR ARBITRATION:

The Operating Agreement contains a Mandatory Arbitration Provision which may limit the rights of investors to some legal remedies and forums otherwise available. This Agreement contains a provision which requires that all claims arising from Subscriber’s investment in the Company be resolved through arbitration. Subscriber acknowledges, understands, and agrees that: (a)Arbitration is final and binding on the parties; (b) The parties are waiving their right to seek remedies in court, including the right to jury trial; (c) Pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings.(d) The Arbitration Award is not required to include factual findings or legal reasoning and any party’s right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; (e) The panel of arbitrators may include a minority of persons engaged in the securities industry. Such arbitration provision limits the rights of an investor to some legal remedies and rights otherwise available.

The Company has also provided this disclosure in two places in the Offering Circular:

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Securities Exchange Commission

Cardone Equity Fund V, LLC

August 1, 2018

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF DELAWARE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

a. Describe specifically the basis for your belief that this provision is enforceable under federal law and the laws of the State of Delaware;

We believe this is enforceable under federal law and the state of Delaware as it not only clear and unambiguous, but it clearly states, multiple times, that the Member is waiving his/her right to bring a claim in a court of law before a judge or a jury. The Alternative Dispute Resolution Act (1998) requires all federal district courts to authorize and promote the use of alternative dispute resolution programs. The state of Delaware encourages arbitration and passed the Delaware Rapid Arbitration Act (DRAA) which is designed to make arbitration practice more timely and efficient. The DRAA imposes time limitations on the arbitrator compelling arbitration to complete within 120 days with a 60-day extension.

The Delaware Chancery Court Rules allow parties in a litigation to seek mediation of their pending action in front of a judicial officer different from the one overseeing their litigation. Delaware law also allows for mediation of business and technology disputes where no litigation is already pending. Thus, parties may initiate a mediation in the Court of Chancery without filing a lawsuit. Business entities get access to the experienced Court of Chancery judges, but they also get to resolve their disputes in an efficient and confidential manner. The Court of Chancery’s tradition of flexibility applies in ADR as well, as the parties are able to customize the ADR process to meet their specific needs.

b. Clarify whether the provision applies to claims under the US federal securities laws and whether it applies to claims other than in connection with this offering;

Although the provision applies to securities laws, the Members are provided the following relief through the Operating Agreement:

Members, by agreeing to this alternative dispute resolution, will not be deemed to have waived the company’s compliance with the federal securities laws. If, in any action against the Manager, the selected or appointed arbitrator, or judge (if applicable) makes a specific finding that the Manager has violated securities laws or has otherwise engaged in any of the actions for which the Manager will not be indemnified, the Manager must bear the cost of its own legal defense. The Manager must reimburse the Company for any such costs previously paid by the Company. Until the Company has been fully reimbursed, the Manager will not be entitled to receive any Fees or Distributions it may otherwise be due.

c. To the extent the provision applies to federal securities law claims, please revise the disclosure and the subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws; and

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Securities Exchange Commission

Cardone Equity Fund V, LLC

August 1, 2018

The Company has amended the Subscription Agreement. The above information was added to the Offering Circular.

d. Clarify whether purchasers of interests in a secondary transaction would be subject to the arbitration provision.

It is expected that all Members, including those in secondary transactions, would be subject to the arbitration provision.

Manager, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 53

4. Please revise to clarify the nature of each person’s principal occupation and employment during the past five years.

Company Response

Please see the following revisions:

Grant Cardone

President and Chief Executive Officer

Grant Cardone is the Founder of Cardone Capital, LLC, the Fund’s Manager, and Cardone Real Estate Acquisitions, LLC, the Manager’s acquisition arm. Mr. Cardone started Cardone Real Estate Acquisitions, LLC in 1995. Mr. Cardone has 30 years of experience investing in income-producing, multifamily real estate properties. He currently manages a multifamily real estate portfolio consisting of over 4,500 units, valued in excess of $700 million. Over the years, Grant has lead over 40 transactions across eight states: California, North Carolina, Georgia, Florida, Alabama, Arizona, Tennessee and Texas.

Ryan Tseko

Portfolio Manager

Ryan joined Cardone Real Estate Acquisitions, LLC in 2014 as the Portfolio Manager and has spent 320 days a year with Mr. Cardone as his private pilot and his right-hand man in real estate. From November 2005 to 2015, Mr. Tseko was an airline pilot for GoJet Airlines.

In his tenure at Cardone Real Estate Acquisitions, he has overseen the acquisition and disposition of more than $388 million of multifamily real estate, been integral in asset management, securing financing, completing due diligence, and overseeing the operations of a portfolio, now valued at over $700 million.

As the Portfolio Manager, Ryan has played a vital role in fund creation, fund administration, and investor relations, as well as assisting in the identification and acquisition of the fund properties.

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Securities Exchange Commission

Cardone Equity Fund V, LLC

August 1, 2018

He holds a Bachelor of Science in Aviation Management where he served as a commercial airline pilot for over 9 years accumulating over 10,000 flight hours

Susan Schieman

Chief Financial Officer

Ms. Schieman has over 30 years of private industry and public accounting experience including; serving as Chief Financial Officer for a multi-family real estate company, a multi-family property manager and a real estate development company. In addition, she spent 10 years with venture capital firms and 15 years in public accounting, including 10 years with Deloitte and Touche. While in public accounting, she has worked with clients from numerous industries including multi-family real estate, commercial and retail real estate, real estate development, technology, finance and manufacturing, ranging in size from Fortune 500 companies to startup businesses. From 2004 to 2013, Ms. Schieman was the CFO of Blue Chip Venture Company. Her experience as a venture capital Chief Financial Officer included supervising the back-office operations for four venture capital firms with more than $700M of assets under management. From 2013 to 2014, she served as CFO of RG Properties, Inc, a privately held office and retail developer and property manager. From there and until 2016, she served as CFO of Trez Forman Capital Group, LP. Until she began her tenure in 2018 as the CFO for Cardone Real Estate Acquisitions and its related companies, Ms. Schieman served as a real estate consultant and CFO for Ventron Management, LLC, a multifamily real estate manager and fund manager with over 7,700 units. Ms. Schieman received her BS in Accounting from Bowling Green State University, Ohio and her MBA, concentrating on Management Information Systems, with honors from Xavier University, Cincinnati, OH.

Prior Performance, page 56

5. We note your disclosure in the table on page 61. Please tell us what you mean by “Cash Distributions to Investors Source Investment Income” and “Sources (on cash basis) Operations” and how you determined the distribution amounts listed in the table.

Company Response

There was a calculation error in Table III that has been corrected. Also, the Company has provided additional information in footnote 3:

Table III –Operating Results of Prior Programs – summarizes the operating results of the prior programs:

	For the Periods Ended December 31,				For the Partial Periods Ended
	Reserve at St. Lucie LP 188, LP (AKA Cardone Equity I)		Reserve at Ormond Beach 27 (AKA Cardone Equity II)		Cardone Equity Fund, LLC (AKA Cardone Equity III)
	2016	2017	2016	2017	12/31/2017	5/31/2018
Gross Revenue	$120,000	$760,114	$250,000	$1,285,000	$-	$1,013,801
Less Operating expenses	-	66,677	3,245	84,797	9,320	235,398
Net Income	$120,000	$693,437	$246,755	$1,200,203	$(9,320)	$778,403
Taxable Income from operations	$119,127	$110,553	$157,174	$218,412	Note(2)	Note(2)
Cash generated from operations (1)	120,000	693,437	75,920	1,200,203	(9,320)	746,637
Less-Cash distributions to investors:
- from operating cash flow	60,000	593,899	-	952,353	-	433,713
- less cash distribution to Manager		162,907		244,652
Cash generated after cash distributions	60,000	(63,369)	75,920	3,198	(9,320)	312,924

Tax and Distributions Data Per $1,000 Invested(3)
Federal Income Tax Results:
Ordinary income(loss) from operations	$24.82	$23.03	$18.87	$26.22	Note(2)	Note(2)
Cash Distributions to Investors (on a GAAP basis)
Source-Investment income	$12.50	$123.73	$-	$114.33	$-	$9.64
Sources (on cash basis)
Operations	$12.50	$123.73	$-	$114.33	$-	$9.64

Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition costs of properties retained divided by original total acquisitions cost of all properties in program	100%	100%	100%	100%	0%	100%

____________

(1)	Cash generated from operations excludes distribution to Member for income generated prior to the fund raising, 12/1/2016

(2)	Taxable income cannot be determined at this time until a cost segregation study is completed, which will have a material impact on taxable income(loss).

(3)

Cash Distributions represent the amount of cash generated from the underlying operations of the investment in the Single Purpose Entity (SPE) holding the real estate for each program which was distributed to the Program entity and then distributed to the investor. Cash Distributions to Investors – Source (GAAP basis) and Cash basis– This amount represents Investment Income paid to Investors –from the Operating cash flow of the SPE. For example CEF I Cash Distributions to Investors from operating cash flow totals $60,000 divided by total equity of $4.8M times 1,000; CEF II $952,353 divided by total equity of $8.33M times 1,000 and CEF III $433,713 divided by total equity of $45M times 1,000.

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Securities Exchange Commission

Cardone Equity Fund V, LLC

August 1, 2018

6. We note your disclosure on page 62 regarding the total return to investors from certain programs. Please provide us with a more detailed explanation of how you determined these returns and provide your analysis detailing why you believe it is appropriate to provide this information when the programs are not yet completed.

Company Response

Please see the following information added to page 62:

Additional Historical Information:

Cardone Equity Fund I (CEF I) distributed cash of $60,000 to its investors in 2016. During 2017, CEF I distributed $593,899 to investors and $162,907 to its manager. Cash distributions from inception until December 31, 2017 total $653,899 which represents a total return of 13.6% to investors based on their equity investment of $4,800,000.

Cardone Equity Fund II (CEF II) did not make any distributions in 2016. During 2017, CEF II distributed $952,353 to investors and $244,652 to its manager. Cash distributions from inception until December 31, 2017 total $952,353 which represents a total return of 11.4% based on their equity investment totaling $8,330,000.

Cardone Equity Fund III (CEF III) acquired its first property January 30, 2018 and made its first distribution March 15, 2018. As of May 31, 2018, CEF III has distributed $433,713 to its investors. Because investors joined CEF III at various times from January 30 through May 31, 2018, the return for each investor will vary.

We believe that including the total return since inception presents the total cash distributions to investors in a format that can be compared to other investments such as stocks and bond returns.

Note 2: Summary Significant Accounting Policies

Basis of Presentation, page F-7

7. We note your disclosure that the Company is an investment company that follows the specialized accounting and reporting guidance of ASC Topic 946, and your disclosure under the headings Real Estate Investments and Investments in Real Estate Transactions. Please tell us how you meet the assessment described in paragraphs 946-10-15-4 through 15-9 of ASC Topic 946.

Company Response

The Company believes it is an investment company as it has all of the fundamental and typical characteristics described in 946-10-5-6 and 7. Presented below is our analysis related to each of those fundamental and typical characteristics.

The Company believes it meets the required fundamental characteristics under ASC 946-10-15-6 as:

1. The Company obtains funds and provides investors with investment management services by evaluation and acquiring multifamily properties on behalf of investors. The Company also intends to provide accounting and financial reporting regarding the investments as well as asset management services to the third-party property management. The Company will also lead in the disposition of property.

The services that will be provided are as follows:

•	Evaluation and Acquisition of multifamily and/or commercial properties

•	Accounting and financial reporting regarding the investment in the multifamily and commercial properties

•	Asset management services to provide oversite to the third-party property manager so that the investment value appreciate over the anticipated 7-10 year investment period.

•	Disposition of the multifamily and/or commercial properties.

The Company anticipates raising $50 million from investors. The minimum investment is $10,000 and 50,000 Interests will be issued. It is anticipated that these Interests will be sold to 1,000-2,000 investors.

2. The Company’s business purpose and only substantive activities are investing solely for returns from capital appreciation and investment income.

The Company will be investing funds in various Single Purpose Entities (SPE). Each SPE will be purchasing multifamily and/or commercial properties that will be operated by a third-party property manager, who will be supervised by the Managing Member or one of its affiliates, (the “Asset Manager”).

The purchase of the property will be dependent on the location, current cash flow, current earning potential and projected exit value. Under the supervision of the Asset Manager, the property manager’s objective is to increase the value of the property primarily by increasing the net operating income of the property. The Company believes the superior location and the management of the properties will result in the capital appreciation of the properties.

The primary business purpose of the Company is to provide a positive return investors though the purchase and sale of cash flowing SPE multifamily or commercial real estate investments. With a capital raise of $50 million and an objective of investing in two (2) or more real estate SPE’s, it is possible that the Company may co-invest with an affiliate.

As of August 1, 2018, the Company has no investments.

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Securities Exchange Commission

Cardone Equity Fund V, LLC

August 1, 2018

3. The Company will not obtain any returns or benefits other than the capital appreciation or investment income from the underlying assets.

The Company will not obtain any returns or benefits, other than capital appreciation or investment income from the underlying investments.

The Company believes it meets the typical characteristics of investment companies under ASC 946-10-15-7

1. The Company intends to hold more than one investment. As the Company is in its startup period, the Company has not yet acquired multiple investments. It is the Company’s intent to co-invest with an affiliate in single purpose entities that purchase a multifamily or commercial property. It is anticipated that the Company will invest in two (2) or more real estate SPE’s. This is currently a blind pool offering and the real estate entities have yet to be determined.

2. The Company intends to have more than one investor. As the Company is in its startup period, the Company does not currently have any Members other than the Manager. The Company intends to have up to 2,000 investors.

3. The Company intends, once it has investors, to have Members that are not related parties of the Manager. The Company anticipates that less than 10% of the Class A Interests will be sold to related parties.

4. The Company has ownership interests in the form of equity or partnership interests. The Company is an LLC treated as a partnership for tax purposes and will be offering the Class A interests primarily to unrelated investors.

5. The Company intends to manage its investments on a fair value basis. Typically, Investors expect the value of their membership interest to be maintained on a Fair Market Value basis, so they can easily compare the performance of their investment in the Company to other investment positions.

On a quarterly basis, the Company will determine the fair value of its investments. Annually, a third-party appraisal of the real estate properties will be obtained to provide support to the value of the Company’s investments. The quarterly valuation for the Company’s investments is a direct reflection as to the investment performance along with the actual cash distributions made to investors. The Company will track the cash on cash return from the investments along with the cash and cash return to the investors on a quarterly basis.

The Company sends out monthly distributions to its investors based on the amount of Distributable cash available each month. The sole source of these distributions to its investors is the cash distributions received from the Company’s investments in real estate SPE’s. A web portal will be made available to each investor. This will allow them to monitor their investment’s distributions, receive periodic portfolio reports and tax information.

The Company will be closely monitoring the value of its investment to determine the optimum time to sell its investment. We anticipate that it will take 7-10 years for an exit to occur. The Company has a 1% asset management fee which is based on the capital contributed. The Company also receives an asset acquisition fee that is based on 1% of the purchase price of the SPE’s real estate acquisition and a disposition fee that is based on 1% of the sales price on the sale of the underlying SPE’s sale of the real estate. This gives the Managing Member incentive to maximize the value of the SPE’s underlying property.

The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding the Company’s response or should the Staff require additional information, please contact the undersigned at (323) 799-1342.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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